[redacted]

10027401

UNITEDSTATES
ESANDEXCHANGECOMMISSION
Washington, D.C. 20549

PJPJ 3/1

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67289

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NorthPoint Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11175 Cicero Drive, Suite 575
(No. and Street)

Alpharetta (City) GA (State) 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Woodham 678-405-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford, Hillegass & Ingwersen, LLP
(Name – *if individual, state last, first, middle name*)

Six Concourse Pkwy #600 (Address) Atlanta (City) GA (State) 30338 (Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/3

OATH OR AFFIRMATION

I, Douglas Nelson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NorthPoint Trading Partners, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OnPoint Capital, Douglas Nelson IRA, Stacey Nelson IRA, Nicholas DeJarnette IRA, Shannon DeJarnette IRA, Michael DeJarnette, Douglas & Stacey Nelson JTIC

Signature

CEO
Title

Notary Public

PATRICIA WOODHAM
MY COMMISSION
NOTARY
PUBLIC
EXPIRES
06-21-2012
CHEROKEE COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHPOINT TRADING PARTNERS, LLC

FINANCIAL STATEMENTS

December 31, 2009

with
Independent Auditors' Report

Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

NORTHPOINT TRADING PARTNERS, LLC

TABLE OF CONTENTS

December 31, 2009

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
NorthPoint Trading Partners, LLC
Atlanta, Georgia

We have audited the accompanying statement of financial condition of NorthPoint Trading Partners, LLC as of December 31, 2009, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NorthPoint Trading Partners, LLC as of December 31, 2009, and results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 24, 2010
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	991,889
Deposits with clearing organizations		1,599,836
Receivable from brokers, dealers and clearing organizations		473,922
Prepaid expenses		6,206
Property and equipment, net		16,673
Other assets		15,898
TOTAL ASSETS	$	3,104,424
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	691,640
Commitments (Note E)		
Members' Equity		2,412,784
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,104,424

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

REVENUES	
Commissions	$ 10,937,563
Interest income	445,600
Other income	70,048
TOTAL REVENUES	11,453,211
EXPENSES	
Clearing charges	2,879,622
Professional and management fees	2,652,057
Employee compensation and benefits	2,430,340
Selling expenses	593,315
Interest expense	18,687
Other expenses	1,792,798
TOTAL EXPENSES	10,366,819
NET INCOME	$ 1,086,392

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF MEMBERS' EQUITY

For the Year Ended December 31, 2009

Balance at December 31, 2008	$	1,258,453
Capital distributions		(200,000)
Capital contributions		200,000
Unit options issued		67,939
Net income for the year		1,086,392
Balance at December 31, 2009	$	2,412,784

See accompanying notes.

NORTHPOINT TRADING PARTNERS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net income	$ 1,086,392
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	4,835
Unit option expense	67,939
Changes in operating assets and liabilities:	
Deposits with clearing organizations	(347,130)
Receivable from brokers, dealers and clearing organizations	(383,619)
Prepaid expenses	2,443
Other assets	(12,497)
Accounts payable and accrued expenses	535,133
Net Cash Provided by Operating Activities	953,496
Cash Flows from Investing Activities	
Property and equipment purchases	(12,320)
Net Cash Used in Investing Activities	(12,320)
Cash Flows from Financing Activities	
Capital contributions	200,000
Capital distributions	(200,000)
Net Cash Provided by Financing Activities	-
Net Increase in Cash	941,176
Cash at the Beginning of Year	50,713
Cash at the End of Year	$ 991,889
Supplemental Cash Flow Disclosures	
Cash paid for interest	$ 18,687

See accompanying notes.

NOTE A—ORGANIZATION AND DESCRIPTION OF BUSINESS

NorthPoint Trading Partners, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company, a wholly owned subsidiary of BNY ConvergEx Group, LLC ("Group"), provides boutique prime brokerage services to hedge funds, family offices, mutual funds, and registered investment advisors. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA serves as the Company's self regulatory organization.

The Company was acquired by Group on December 1, 2009 in a transaction accounted for as a stock purchase (the "Transaction"). ConvergEx Holdings LLC ("Holdings") and Eze Castle Software, Inc. ("Eze Castle") own all of the membership interests in Group (together, Holdings, Group, and Eze Castle to be referred to as "ConvergEx"). The Bank of New York Mellon Corporation ("BNY Mellon") (through its wholly owned subsidiary, Agency Brokerage Holding, LLC) and private investment funds managed by GTCR Golder Rauner, LLC, a private equity firm, each hold a 33.2 percent ownership stake in Holdings, with the remaining ownership stake held by ConvergEx's directors, management team, and employees.

Prior to the Transaction, the Company had authorized 11,500,000 membership units of which 10,000,000 are issued and outstanding. In connection with the Company's initial capitalization, 100,000 unit options with a $0.01 strike price were issued. As of the Transaction date, all options were paid out and cancelled.

The financial statements include the results of operations for the Company for the year ended December 31, 2009.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Revenue Recognition: Commissions and related clearing charges are recorded on a trade-date basis as securities transactions occur. The Company allows customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties under Section 28(e) of the Securities Exchange Act of 1934. The amounts allocated for those purposes are commonly referred to as soft arrangements.

Commission revenue is recorded when earned on a trade date basis and the costs of soft dollar arrangements are recorded on an accrual basis for each eligible trade and netted against commission revenue on the statement of operations. Accrued soft dollar research is in accounts payable and accrued expenses on the statement of financial condition.

Deposits with Clearing Organization: The Company uses Goldman Sachs Execution and Clearing, LP ("GSEC") and Jefferies & Company, Inc. ("Jefferies") as clearing organizations for all trading activities. Deposits with clearing organizations represents cash and money market funds on deposit at the end of the year.

Income Taxes: The Company, as a single member limited liability company, is disregarded for federal, state and local income tax purposes. The Company is subject to New York City Unincorporated Business Tax, at a statutory rate of 4% on its New York City based earnings, pursuant to a tax sharing agreement between Group and the Company. The tax provision for the Company has been computed on a separate return basis.

The Company is subject to income tax examinations for its U.S. federal income taxes for the current tax year and previous filings for tax years 2008, 2007 and 2006 and for state and local income taxes for the same tax years. As of February 24, 2010 the Company has not been notified of any federal, state or local pending income tax examinations.

The Company has adopted ASC 740-10 regarding Accounting for Uncertainty in Income Taxes in the current year. ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce net assets. The implementation of ASC74-10 resulted in no material liability or unrecognized tax benefits. Management believes there are no uncertain tax positions at December 31, 2009.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Prior to December 1, 2009, members were required to report their share of the Company's income or loss in their individual income tax returns. Therefore, no provision has been made for federal or state income taxes.

Stock-Based Compensation: In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and requires instead that such transactions be accounted for using a fair-value-based method. Under the new codification this Standard is under FASB ASC 718.

Unit Options awarded under the Company's Unit Option Plan are accounted for in accordance with FASB ASC 718 and the Company will amortize unit-based compensation on a straight-line basis over the requisite service (vesting) period.

Cash and Cash Equivalents: For the purpose of reporting cash flows, the Company considers all demand notes and short-term investments with maturities of three months or less to be cash equivalents. The Company periodically maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Credit Risk: The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of deposits with GSEC and Jefferies, the clearing brokers. GSEC and Jefferies are not insured by the FDIC or any other bank regulator.

Property and Equipment: Property and equipment consists of computer equipment that is stated at cost and is depreciated using accelerated methods over their estimated useful lives of three years. The Company capitalizes all expenditures for property and equipment in excess of $1,000.

Fair Values of Financial Instruments: The Company estimates that the fair value of all financial instruments (primarily receivables and payables) at December 31, 2009 does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Recently Issued Accounting Standards: In June 2009, the FASB issued FASB ASC 105, *Generally Accepted Accounting Principles*, which establishes the FASB Accounting Standards

Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles (GAAP) in its financial statements. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2010 and February 24, 2010 which is the date the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

NOTE C—EMPLOYEE BENEFIT PLAN

The Company has a 401(k) profit sharing retirement plan for the benefit of substantially all employees as further described in the plan document. Participants may contribute a percentage of their compensation to the plan. The plan allows for a Company match which amounted to $27,819 in 2009. The Company did not make a profit sharing contribution during 2009.

NOTE D—RELATED PARTY TRANSACTIONS

The Company clears investment transactions for a fund owned by its majority member. During 2009 related commission income of approximately $4,000 was recognized.

NOTE E—COMMITMENTS

The Company entered operating leases for office space and equipment. Total future minimum lease payments are as follows:

Year ending December 31,	Office	Equipment
2010	$ 16,405	$ 2,952
2011	69,065	2,952
2012	71,137	2,952
2013	73,271	2,952
2014	75,469	2,952
Thereafter	84,389	2,214

Total rent expense included several month to month leases and amounted to $58,932 for 2009.

NOTE F—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $100,000 or $6^2/_3$% of "aggregate indebtedness," as those terms are defined in the Rule.

NOTE G—UNIT OPTIONS

Unit Option Plan: In 2006 the Board of Directors of the Company authorized the NorthPoint Trading Partners, LLC 2006 Unit Option Plan. The exercise price of each unit option is equal to the market price of the Company's units on the date of grant. Unit options granted to employees expire after a period of 10 years from grant date or 15 days from the date of the employee's termination. All unit options vest at the end of five years of continuous service. On November 30, 2009, all outstanding options were canceled and the 2006 Unit Option Plan was terminated.

Each optionee received an option cancellation payment in conjunction with the purchase of the business (see Note A). The cancellation of the options was considered a modification of the award and incremental compensation expense of $51,582 was recognized in 2009.

NOTE G—UNIT OPTIONS—Continued

Prior to the Plan termination, the Company utilized the Black-Scholes valuation model for estimating the fair value of the unit options granted with the following weighted average assumptions.

Risk-free interest rate	2.14%
Expected life in years	5.5
Expected volatility	74.87%
Expected dividend yield	8%

There is no active external or internal market for the Company's units. Thus, it was not possible to estimate the expected volatility of the Company's unit price in estimating the fair value of options granted during 2009. Accordingly, as a substitute for volatility, the Company used the historical volatility of the Dow Jones – Financial Services Titans 30 index, representing the primary industry in which the Company operates.

The dividend yield of 8% is based on the fact that the Company has paid cash dividends historically and has no reason to believe that they would not continue to pay dividends at approximately the same rate over the estimated life of the unit options. The risk-free interest rate is derived from the U.S. Federal Reserve rate in effect at the time of grant. The expected life calculation is based on the shortcut method as allowed under FASB ASC 718 as there is not enough historical information regarding the Company's employees' exercise patterns.

Based on the Company's historical experience of options that cancel before becoming fully vested, the Company has assumed an annualized forfeiture rate of 0% for all employee options. Under the true-up provision of FASB ASC 718, the Company will record a recovery of prior expense if the actual forfeiture rate is higher than estimated.

The weighted average estimated fair value of the options granted for the year ended December 31, 2009 was $0.87. Total compensation expense recognized by the Company under FASB ASC 718prior to November 30, 2009 (and option cancelation) was $16,357.

NOTE G—UNIT OPTIONS—Continued

The unit option activity for 2009 is summarized below:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2008	785,000	$ .47
Granted	105,000	2.40
Exercised	-	-
Canceled	890,000	.70
Balance at December 31, 2009	0	-

SUPPLEMENTAL INFORMATION

NORTHPOINT TRADING PARTNERS, LLC
Schedule I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2009

Computation of Net Capital		
Total member's equity	$	2,412,784
Deduct nonallowable assets		
Prepaid expenses		6,206
Property and equipment		16,673
Other non-allowable assets		15,898
Net capital before haircuts		2,374,007
Deduct haircuts		
Haircut on securities		33,535
Net Capital	$	2,340,472
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	691,640
Total aggregate indebtedness	$	691,640
Computation of Minimum Net Capital Requirement		
Net capital	$	2,340,472
Minimum net capital to be maintained (greater of $100,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness of $691,640)		100,000
Excess net capital	$	2,240,472

There is no significant difference between net capital as computed by the Company on its FOCUS report for the quarter ended December 31, 2009 and the audited financial statements at December 31, 2009.

NORTHPOINT TRADING PARTNERS, LLC
Schedule II
OTHER INFORMATION

December 31, 2009

The following statements and computations are not applicable at December 31, 2009, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3.

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
NorthPoint Trading Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of NorthPoint Trading Partners, LLC (the "Company") for the year ended December 31, 2009, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(ii). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulations 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
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GHI-CPA.COM

GH&I

practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the CFTC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 24, 2010
Atlanta, Georgia

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

February 24, 2010

NorthPoint Trading Partners, LLC
11175 Cicero Dr,
200 Milton Park, Ste 575
Atlanta, GA 30022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by NorthPoint Trading Partners, LLC (NorthPoint) and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NorthPoint's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). NorthPoint's management is responsible for the NorthPoint's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries [*copy of check*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers [*transaction detail from the general ledge*] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers [*transaction detail from the general ledger*] supporting the adjustments noting no differences; and

5. Noted no overpayment applied to the current assessment with the Form SIPC-7T.

770.396.1100 MAIN
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Six Concourse Parkway
Suite 600
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We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067289 FINRA DEC
NORTHPOINT TRADING PARTNERS LLC 12*12
11175 CICERO DR
200 MILTON AVE STE 575
ALPHARETTA GA 30009-1512

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 16,911

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (5,687)

7/21/09
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 11,224

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 11,224

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 11,224

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North Point Trading Partners
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 24 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,371,032
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	123,320
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,464,710
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 18,684	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	18,684
Total deductions	2,606,714
2d. SIPC Net Operating Revenues	$ 6,764,318
2e. General Assessment @ .0025	$ 16,911
	(to page 1 but not less than $150 minimum)